EXHIBIT 10.3

EXECUTION VERSION

O'SULLIVAN INDUSTRIES, INC.

10.63% SENIOR SECURED NOTES DUE 2008

SECURITY AND PLEDGE AGREEMENT

Dated as of September 29, 2003

TABLE OF CONTENTS

NY\823190.8

ARTICLE V
RIGHTS AND REMEDIES

ARTICLE VI
MISCELLANEOUS PROVISIONS

EXHIBITS:	A	Joinder Agreement
	B	Patent Security Agreement
	C	Trademark Security Agreement
	D	Copyright Security Agreement

SCHEDULES:	I	General Information
	II	Intellectual Property
	III	Investment Related Property
	3.02(f)	Intellectual Property Disclosure

This SECURITY AND PLEDGE AGREEMENT, dated as of September 29, 2003, (this "*Agreement*") is entered into by and among O'Sullivan Industries, Inc., a Delaware corporation ("*O'Sullivan*" or the "*Company*"), O'Sullivan Industries Holdings, Inc., a Delaware corporation ("*Holdings*"), O'Sullivan Industries - Virginia, Inc., a Virginia corporation ("*OSV*"), O'Sullivan Furniture Factory Outlet, Inc., a Missouri corporation ("*OSF*" and together with the Company, Holdings, OSV and any other Person that executes a Joinder Agreement, each a "*Grantor*" and collectively, the "*Grantors*") and The Bank of New York, in its capacity of trustee (together with its successors in such capacity, the "*Trustee*").

RECITALS

1.   The Company intends to issue $100,000,000 in principal amount of 10.63% Senior Secured Notes due 2008 (the "*Notes*") pursuant to the Indenture dated as of [September 29], 2003 (the "*Indenture*") by and among the Company, the Guarantors and the Trustee. Pursuant to the Indenture, each Guarantor intends to guarantee payment of the Notes and all other Note Obligations (the "*Guarantees*").

1.   The Company intends to enter into an agreement providing for up to $40.0 million in a revolving credit facility (the "*Revolving Credit Facility*") pursuant to the Credit Agreement, dated as of September 29, 2003 (such document, as amended, modified or supplemented from time to time, the "*Credit Agreement*"), by and among the Company, OSV, OSF, the other Persons designated as Credit Parties thereto, the lenders from time to time party thereto and General Electric Capital Corporation, a Delaware corporation, as Administrative Agent and Collateral Agent (together with its successors in such capacity, the "*Credit Agreement Agent*").

3.   Pursuant to the Credit Agreement Security Document, dated as of the date hereof, by the Grantor in favor of the Credit Agreement Agent, the Grantor has granted to the Credit Agreement Agent a first-priority lien and security interest in the Credit Agreement Priority Lien Collateral (as defined below) and a second-priority lien and security interest in the Note Priority Lien Collateral (as defined below).

4.   The Indenture requires the Company and other Grantors to secure payment of the Note Obligations by granting a first-priority security interest in the Note Priority Lien Collateral and a second-priority security interest in the Credit Agreement Priority Lien Collateral to the Trustee for the benefit of the Holders of the Note Obligations.

5.   This Agreement sets forth the terms on which the Trustee has undertaken to accept, hold and enforce such security interests and all related rights, interests and powers for the benefit of the Trustee and the present and future holders of the Notes, the Guarantees and any other Note Obligations.

NOW THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1

ARTICLE I

DEFINITIONS; PRINCIPLES OF CONSTRUCTION

SECTION 1.01.   *Defined Terms*.

(a)   Capitalized terms used in this Agreement that are defined in the Indenture and not otherwise defined herein shall have the meanings set forth in the Indenture.

(b)   All capitalized terms used in this Agreement that are defined in Article 9 of the NYUCC, as in effect on the date of this Agreement, and not otherwise defined herein shall have the meanings therein set forth.

(c)   The following terms shall have the following meanings:

"*Actionable Default*" means the failure by the Obligors to pay the Notes when due and payable in full, whether at maturity, upon acceleration or otherwise, or the occurrence of any Event of Default described in Sections 6.01(9) or 6.01(10) of the Indenture.

"*Collateral*" shall have the meaning specified in Section 2.01 hereof.

"*Commodities Accounts*" (i) shall mean all "commodity accounts" as defined in Article 9 of the NYUCC and (ii) shall include, without limitation, all of the accounts listed on Schedule III hereto under the heading "Commodities Accounts" (as such Schedule may be amended or supplemented from time to time).

"*Copyright Licenses*" shall mean any and all agreements granting any right in, to or under Copyrights (whether such Grantor is licensee or licensor thereunder) including, without limitation, each agreement referred to in Schedule II (as such Schedule may be amended or supplemented from time to time).

"*Copyrights*" shall mean all United States, state and foreign copyrights, including but not limited to copyrights in software and databases, and all Mask Works (as defined under 17 U.S.C. 901 of the U.S. Copyright Act), whether registered or unregistered, now or hereafter in force throughout the world, all registrations and applications for any of the foregoing including, without limitation, the applications referred to in Schedule II (as such Schedule may be amended or supplemented from time to time), all rights corresponding thereto throughout the world, all extensions and renewals of any thereof, the right to sue for past, present and future infringements of any of the foregoing, and all proceeds of the foregoing, including, without limitation, licenses, royalties, income, payments, claims, damages, and proceeds of suit.

"*Credit Agreement Obligations*" means Indebtedness of one or more Obligors in an aggregate outstanding principal amount not exceeding the Maximum Credit Agreement Indebtedness Amount outstanding under the Credit Agreement, guarantees of such Maximum Credit Agreement Indebtedness Amount by other Obligors and other Obligations of any Obligor, not constituting the principal of Indebtedness, under the Credit Agreement.

"*Credit Agreement Priority Lien Collateral*" means:

(a)   all Accounts (and all instruments, chattel paper and other documents evidencing the obligation of any account debtor to pay any obligation that at any time constituting an Account),

(b)   Inventory,

(c)   supporting obligations (as defined in the NYUCC) that support Accounts,

(d)   deposit accounts (as defined in the NYUCC),

(e)   intellectual property rights licensed to O'Sullivan by third parties for the manufacturing of items from Inventory where such license cannot be sublicensed by O'Sullivan,

(f)   Cash Equivalents (including Cash Equivalents in Securities Accounts (as defined in the NYUCC)) other than any deposit account or Cash Equivalent that constitutes or is held in an Asset Sales Proceeds Account,

(g)   all books and records, including computer records and software, evidencing or directly relating to Accounts, Inventory and other property described as Credit Agreement Priority Lien Collateral and

(h)   Proceeds of all of the foregoing at any time owned or acquired by O'Sullivan or any other Obligor;

in each case, subject to the Permitted Prior Liens.

"*Credit Agreement Requirement*" means any covenant or agreement, contained in the Credit Agreement or the Credit Agreement Security Documents, as to Credit Agreement Priority Lien Collateral, performance by a Grantor with which would preclude performance by such Grantor as to such Credit Agreement Priority Lien Collateral with a covenant under this Agreement.

"*Credit Agreement Security Documents*" means one or more security agreements, pledge agreements, collateral assignments, mortgages, deeds of trust, control agreements, lock-box agreements or similar agreements to any of the foregoing or other grants or transfers for security executed and delivered by O'Sullivan or any other Obligor creating (or purporting to create) a Lien upon the property owned or to be acquired by O'Sullivan or such other Obligor in favor of the Credit Agreement Agent for the benefit of the Lenders under the Credit Agreement and any other holder of Credit Agreement Obligations.

"*Equipment*" shall mean: (i) all "equipment" as defined in the UCC, (ii) all machinery, manufacturing equipment, data processing equipment, computers, office equipment, furnishings, furniture, appliances, and tools (in each case, regardless of whether characterized as equipment under the UCC), (iii) all Fixtures and (iv) all accessions or additions thereto, all parts thereof, whether or not at any time of determination incorporated or installed therein or attached thereto, and all replacements therefor, wherever located, now or hereafter existing.

"*Excluded Assets*" means:

(a)   deposit accounts (as defined in the NYUCC), except any Asset Sale Proceeds Account, that either (i) are subject to a control agreement in favor of the Credit Agreement Agent or (ii) do not hold deposits in an aggregate amount exceeding $500,000;

(b)   any lease of premises used only as office space or to warehouse Inventory;

(c)   any fee interest in real estate that, in the good faith judgment of O'Sullivan, has a fair market value as of the later of the date hereof or the date of the acquisition of less than $1.0 million (other than any real estate as to which a mortgage has already been granted);

(d)   any governmental permit or governmental license if, to the extent that and for as long as under the law applicable to such permit or license (i) the grant of a security interest therein is prohibited or (ii) a security interest therein may be granted only after completion of a filing with, or receipt of consent from, a regulatory authority which has not been effectively completed or received; *provided, however,* that (a) such permit or license will be an Excluded Asset only to the extent and for as long as the conditions set forth in the preceding clauses (i) and (ii) in this definition are and remain satisfied and will cease to be an Excluded Asset, and will become subject to the security interests granted to the Trustee under the Note Security Documents, immediately and automatically at such time as such conditions cease to exist, including by reason of the effective completion of any required filing or effective receipt of any required regulatory approval; and (b) unless prohibited by law, the proceeds of any sale, lease or other disposition of any such permit or license that is an Excluded Asset shall not be an Excluded Asset and shall at all times be and remain subject to the security interests granted to the Trustee under this Agreement;

(e)   any lease, license, permit, franchise, power, authority or right constituting personal property if, to the extent that and for as long as (i) the grant of a security interest therein constitutes or would result in the abandonment, invalidation or unenforceability of such lease, license, interest, permit, franchise, power, authority or right or the termination of or a default under the instrument or agreement by which such lease, license, interest, permit, franchise, power, authority or right is governed and (ii) such abandonment, invalidation, unenforceability, breach, termination or default is not rendered ineffective pursuant to Sections 9-406, 9-407, 9-408 or 9-409 of the Uniform Commercial Code (or any successor provision) of any relevant jurisdiction or any other applicable law (including the United States Bankruptcy Code) or principles of equity; *provided, however,* that (a) such lease, license, interest, permit, franchise, power, authority or right will be an Excluded Asset only to the extent and for as long as the conditions set forth in clauses (i) and (ii) in this definition are and remain satisfied and will cease to be an Excluded Asset, and will become subject to the security interests granted to the Trustee under the Note Security Documents, immediately and automatically at such time as such conditions cease to exist, including by reason of any waiver or consent under the applicable instrument or agreement, and (b) the proceeds of any sale, lease or other disposition of any such lease, license, interest, permit, franchise, power, authority or right that is an Excluded Asset shall not be an Excluded Asset and shall at all times be and remain subject to the security interests granted to the Trustee under this Agreement;

(f)   any lease, license, permit, franchise, power, authority or right constituting real property if, to the extent that and for as long as the grant of a security interest therein (i) requires a third party consent or (ii) constitutes or would result in the abandonment, invalidation or unenforceability of such lease, license, interest, permit, franchise, power, authority or right or the termination of or a default under the instrument or agreement by which such lease, license, interest, permit, franchise, power, authority or right is governed; *provided, however,* that such lease, license, interest, permit, franchise, power, authority or right will be an Excluded Asset only to the extent and for as long as the conditions set forth in this definition are and remain satisfied and will cease to be an Excluded Asset, and will become subject to the security interests granted to the Collateral Agent under the Security Documents, immediately and automatically at such time as such conditions cease to exist, including by reason of any waiver or consent under the applicable instrument or agreement;

(g)   any Capital Stock of any Person held by O'Sullivan or any of its Subsidiaries;

(h)   other property in which a security interest cannot be perfected by (i) the filing of a financing statement under the Uniform Commercial Code or (ii) the recording of such security interest in the United States Patent and Trademark Office or the United States Copyright Office, having, in the aggregate for all such property, a fair market value (as determined in good faith by the Company) not exceeding $1.0 million; and

(i)   inventory held for sale or lease that is (i) subject to a perfected purchase money security interest (as defined in Article 9 of the NYUCC) constituting a Permitted Lien of the type described in clause (6) or (7) of the definition of "Permitted Liens," as defined in the Indenture, and (ii) not subject to any Priority Lien, and (to the extent the holder of any such purchase money security interest has a security interest therein that is entitled as a matter of law, by reason of its purchase money priority, to priority over a conflicting security) the identifiable proceeds of any such inventory, except that if at any time, any Priority Lien attaches to any such inventory or proceeds under any circumstances, then concurrently and automatically, without need for any additional grant of a security interest therein, such inventory and proceeds shall cease to be an Excluded Asset and shall become and remain part of the Collateral and subject in all respect to all Liens on the Credit Agreement Priority Lien Collateral securing Note Obligations and all Liens on the Note Priority Lien Collateral securing Credit Agreement Obligations.

"*Governmental Authority*" means any federal, state, municipal, national or other government, governmental department, commission, board, bureau, court, agency or instrumentality or political subdivision thereof or any entity or officer exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to any government or any court, in each case whether associated with a state of the United States, the United States, or a foreign entity or government.

"*Intellectual Property*" means, to the extent existing on the date hereof or in the future, collectively, the Copyrights, the Copyright Licenses, the Patents, the Patent Licenses, the Trademarks, the Trademark Licenses, the Trade Secrets, and the Trade Secret Licenses.

"*Inventory*" means all "inventory" as such term is defined in the NYUCC.

"*Investment Accounts*" shall mean the Securities Account and Commodities Accounts.

"*Investment Related Property*" shall mean: (a) all "investment property" (as such term is defined in Article 9 of the NYUCC) and (b) all of the following (regardless of whether classified as investment property under the UCC): all (i) Pledged Debt, (ii) the Investment Accounts and (iii) Certificates of Deposit.

"*Letter of Credit Right*" shall mean "letter-of-credit right" as defined in the UCC.

"*Note Obligations*" means the notes, the Subsidiary Guarantees and all other Obligations of any Obligor under the Note Documents.

"*Note Priority Lien Collateral*" means all Collateral other than Credit Agreement Priority Lien Collateral and Excluded Assets, subject to Permitted Prior Liens.

"*Note Security Documents*" means one or more security agreements, pledge agreement, collateral assignments, mortgages, deeds of trust or other grants or transfers for security executed and delivered by O'Sullivan or any other Obligor creating (or purporting to create) a Lien upon the property owned or to be acquired by O'Sullivan or such other Obligor in favor of the Trustee for the benefit of the holders of the notes, the Subsidiary Guarantees and any other Obligations in respect of the Note Obligations.

"*NYUCC*" means the New York Uniform Commercial Code as in effect on the date of the Indenture.

"*Patent Licenses*" shall mean all agreements granting any right in, to, or under Patents (whether such Grantor is licensee or licensor thereunder) including without limitation, each agreement referred to in Schedule II hereto (as such Schedule may be amended or supplemented from time to time).

"*Patents*" shall mean all United States, state and foreign patents and applications for letters patent, including, but not limited to, each patent and patent application referred to in Schedule II hereto (as such Schedule may be amended or supplemented from time to time), all reissues, divisions, continuations, continuations-in-part, extensions, renewals, and reexaminations of any of the foregoing, all rights corresponding thereto throughout the world, the right to sue for past, present and future infringements of any of the foregoing and all proceeds of the foregoing including, without limitation, royalties, income, payments, claims, damages, and proceeds of suit.

"*Pledged Debt*" shall mean all indebtedness for borrowed money owed to such Grantor, whether or not evidenced by any instrument or promissory note, including, without limitation, all indebtedness described on Schedule III hereto under the heading "Pledged Debt" (as such Schedule may be amended or supplemented from time to time), all monetary obligations owing to any Grantor from any other Grantor the instruments evidencing any of the foregoing, and all interest, cash, instruments and other property or proceeds from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of the foregoing.

"*Priority Lien*" means (a) any Lien securing Credit Agreement Obligations if and insofar as such Lien is attached to property constituting Credit Agreement Priority Lien Collateral and (b) any Lien securing Note Obligations if and insofar as such Lien is attached to property constituting Note Priority Lien Collateral.

"*Proceeds*" means "proceeds" as such term is defined in the NYUCC.

"*Secured Obligations*" means the Note Obligations and Credit Agreement Obligations.

"*Secured Party*" shall mean the Holders from time to time of any Note Obligations.

"*Securities Accounts*" (i) shall mean all "securities accounts" as defined in Article 8 of the NYUCC and (ii) shall include, without limitation, all of the accounts listed on Schedule III hereto under the heading "Securities Accounts" (as such Schedule may be amended or supplemented from time to time).

"*Securities Laws*" has the meaning given in Section 5.02(c) of this Agreement.

"*Trade Secret Licenses*" shall mean any and all agreements granting any right in or to Trade Secrets (whether such Grantor is licensee or licensor thereunder) including, without limitation, each agreement referred to in Schedule II hereto (as such Schedule may be amended or supplemented from time to time).

"*Trade Secrets*" shall mean all trade secrets and all other confidential or proprietary information and know-how (all of the foregoing being collectively called a "Trade Secret"), whether or not reduced to a writing or other tangible form, including all documents and things embodying, incorporating, or referring in any way to such Trade Secret, the right to sue for past, present and future infringement of any Trade Secret, and all proceeds of the foregoing, including, without limitation, royalties, income, payments, claims, damages, and proceeds of suit.

"*Trademark Licenses*" shall mean any and all agreements granting any right in or to Trademarks (whether such Grantor is licensee or licensor thereunder) including, without limitation, each agreement referred to in Schedule II hereto (as such Schedule may be amended or supplemented from time to time).

"*Trademarks*" shall mean all United States, state and foreign trademarks, service marks, certification marks, collective marks, trade names, corporate names, d/b/as, business names, fictitious business names, internet domain names, trade styles, logos, other source or business identifiers, designs and general intangibles of a like nature, rights of publicity and privacy pertaining to the right to use names likeness and biographical data as real, all registrations and applications for any of the foregoing including, but not limited to, the registrations and applications referred to in Schedule II hereto (as such Schedule may be amended or supplemented from time to time), the goodwill of the business symbolized by the foregoing, the right to sue for past, present and future infringement or dilution of any of the foregoing or for any injury to goodwill, and all proceeds of the foregoing, including, without limitation, royalties, income, payments, claims, damages, and proceeds of suit.

ARTICLE II

SECURITY INTEREST

SECTION 2.01.　　*Grant of Security Interest*. To secure the timely payment and performance in full of its Note Obligations, whether now outstanding or hereafter acquired, each Grantor (other than Holdings except in the case of Section 2.01(c)) does hereby assign, grant and pledge to the Trustee, for the benefit of the Secured Parties, as of the date hereof, a security interest and continuing lien on all the estate, right, title and interest of such Grantor in, to and under the following property, whether now owned or hereafter acquired (all of the collateral described in clauses (a) through (c) being herein collectively referred to as the "*Collateral*"), including (1) all rights of each Grantor to receive moneys due and to become due under or pursuant to the Collateral, (2) all rights of each Grantor to receive return of any premiums for or proceeds of any insurance, indemnity, warranty or guaranty with respect to the Collateral or to receive condemnation proceeds, (3) all claims of each Grantor for damages arising out of or for breach of or default under the agreements assigned, granted or pledged to the Trustee as Collateral or any other Collateral, (4) all rights of each Grantor to terminate, amend, supplement, modify or waive performance under any agreements assigned, granted or pledged to the Trustee as Collateral, to perform thereunder and to compel performance and otherwise exercise all remedies thereunder and (5) to the extent not included in the foregoing, all proceeds receivable or received when any and all of the foregoing Collateral is sold, collected, exchanged or otherwise disposed, whether voluntarily or involuntarily:

　　　　(a)　　All Asset Sales Proceeds Accounts, Chattel Paper, Commercial Tort Claims, commodities, commodity accounts, contracts, copyrights, Documents, Equipment, equity interests, Financial Assets, Fixtures, General Intangibles, Goods, Instruments, insurance, intellectual property, Investment Related Property, leases, licenses (other than intellectual property rights licensed to O'Sullivan by third parties for the manufacturing of items from Inventory where such license cannot be sublicensed by O'Sullivan), letters of credit, Letter of Credit Rights, Money, notes, patents, Payment Intangibles, permits, receivables, securities, software, Supporting Obligations, trade secrets, trademarks and all other property of any type or nature, in each case, other than any Excluded Assets;

(b)   all   books and records, including computer records and software, evidencing or relating to any of the foregoing;

(c)   in the case of Holdings, all of the outstanding common stock of O'Sullivan; and

(d)   all Products and Proceeds of, and Accessions to, any of the foregoing.

SECTION 2.02.   *Retention of Certain Rights*.   So long as the Trustee has not exercised remedies with respect to the Collateral under this Agreement or any other Security Document, upon the occurrence and during the continuance of an Event of Default, each Grantor reserves the right to exercise all voting and other rights with respect to the Collateral (except as limited by the Security Documents) and to receive all income, dividends and other distributions from the Collateral (except as limited by the Security Documents); *provided* that no vote shall be cast, right exercised or other action taken which could materially impair the Collateral.

SECTION 2.03.   *Obligations Secured; Ranking of Liens*.

(a)   Each Grantor hereby agrees that the Note Priority Lien Collateral and the Credit Agreement Priority Lien Collateral shall each secure all of the Note Obligations of such Grantor (including, in the case of the Company, all of its present and future liability under or for the Notes or any other Note Obligation, and, in the case of each other Grantor, all of its present and future liability under or for the Note Guarantees or any other Note Obligation).   It is understood and agreed that (i) the security interest granted to the Trustee, for the benefit of Secured Parties, in the Note Priority Lien Collateral is a first priority security interest (subject to Permitted Prior Liens) and (ii) the security interest (subject to Permitted Prior Liens) granted hereby to the Trustee, for the benefit of Secured Parties, in the Credit Agreement Priority Lien Collateral is subject to and subordinate to the Lien securing the Credit Agreement Obligations to the extent and as set forth herein and in the Intercreditor Agreement, dated as of September 29, 2003, by and among the Grantors, General Electric Capital Corporation, as Agent, (as defined in that certain Credit Agreement, dated September 29, 2003 by and among the Obligors (as defined therein), the lenders signatory thereto from time to time and General Electric Capital Corporation, as agent) and the Trustee (as amended, supplemented, amended and restated or otherwise modified from time to time, the "*Intercreditor Agreement*").

ARTICLE III

REPRESENTATIONS AND WARRANTIES

SECTION 3.01.   *Generally*. Each Grantor hereby represents and warrants that:

(a)   it owns the Collateral purported to be owned by it or otherwise has the rights it purports to have in each item of Collateral, in each case free and clear of any and all Liens, rights or claims of all other Persons other than Permitted Liens;

(b)   Such Grantor has been duly organized as a corporation solely under the laws of Delaware, in the case of the Company and Holdings, Virginia, in the case of OSV, and Missouri, in the case of OSF, and such Grantor remains duly existing as such. Such Grantor has not filed any certificates of domestication, transfer or continuance in any other jurisdiction;

(c)   the execution and delivery of this Agreement by such Grantor and the performance by it of its obligations under this Agreement are within its corporate or other powers and have been duly authorized by all necessary corporate or other action;

(d)   (i) upon (A) the filing of UCC financing statements naming each Grantor as debtor and the Trustee as secured party and describing the Collateral in the filing offices set forth opposite such Grantor's name on Schedule I(E) hereof (as such Schedule may be amended or supplemented from time to time) and other filings delivered by each Grantor and (B) the execution and delivery of a control agreement pursuant to Section 4.02 of this Agreement, the security interests granted hereby to the Trustee in the Note Priority Lien Collateral constitute valid and perfected first priority Liens (other than with respect to Money and real property and purchasers and lessees of Inventory in the ordinary course of business and non-exclusive licenses of General Intangibles in the ordinary course of business, and subject in the case of priority only to Permitted Prior Liens) and (ii) the security interests (other than with respect to Money and real property and purchasers and lessees of Inventory in the ordinary course of business and non-exclusive licenses of General Intangibles in the ordinary course of business, and subject to Permitted Prior Liens) granted hereby to the Trustee in the Credit Agreement Priority Lien Collateral constitute valid and perfected second priority Liens subject to and subordinate to the Lien securing the Credit Agreement Obligations;

(e)   other than the financing statements filed in favor of the Trustee, no effective NYUCC financing statement, fixture filing or other instrument similar in effect under any applicable law covering all or any part of the Collateral is on file in any filing or recording office except for **(x)** financing statements for which proper termination statements have been delivered to the Trustee for filing and (y) financing statements filed in connection with Permitted Liens;

(f)   no authorization, approval or other action by, and no notice to or filing with, any Governmental Authority or regulatory body is required for either (i) the pledge or grant by any Grantor of the Liens purported to be created in favor of the Trustee hereunder or (ii) the exercise by Trustee of any rights or remedies in respect of any Collateral (whether specifically granted or created hereunder or created or provided for by applicable law), except (A) for the filings contemplated by clause (d) above and (B) as may be required, in connection with the disposition of any Investment Related Property, by laws generally affecting the offering and sale of Securities and as may be required under federal laws pertaining to Intellectual Property;

(g)   all actions and consents, including all filings, notices, registrations and recordings reasonably necessary or desirable for the exercise by the Trustee of the voting or other rights provided for in this Agreement or the exercise of remedies in respect of the Collateral have been made or obtained;

(h)   it has indicated on Schedule I(A) hereto (as such Schedule may be amended or supplemented from time to time): (w) the type of organization of such Grantor, (x) the jurisdiction of organization of such Grantor, (y) its organizational identification number, if any, and (z) the jurisdiction where the chief executive office or its sole place of business is, and for the one-year period preceding the date hereof has been, located;

(i)   the full legal name of such Grantor is as set forth on Schedule I(A) and it has not done in the last five (5) years, and does not do, business under any other name (including any trade-name or fictitious business name) except for those names set forth on Schedule I(B) (as such Schedule may be amended or supplemented from time to time);

(j)   except as provided on Schedule I(C), it has not changed its name, jurisdiction of organization, chief executive office or sole place of business or its corporate structure in any way (e.g. by merger, consolidation, change in corporate form or otherwise) within the past five (5) years;

(k)   such Grantor has not within the last five (5) years become bound (whether as a result of merger or otherwise) as debtor under a security agreement entered into by another Person, which has not heretofore been terminated other than the agreements identified on Schedule I(D) hereof (as such Schedule may be amended or supplemented from time to time);

(l)   with respect to each agreement identified on Schedule I(D), it has indicated on Schedule I(A) and Schedule I(B) the information required pursuant to Section 3.01(h) and (i) above with respect to each Grantor under each such agreement;

(m)   all material information supplied by any Grantor in writing in connection with the drafting of the Offering Circular of the Company, dated as of September 25, 2003, prepared in connection with the offering of the Company's Notes, or as required under the Note Documents with respect to any of the Collateral (in each case taken as a whole with respect to any particular Collateral) is accurate and complete in all material respects; and

(n)   none of the Collateral constitutes, or is the Proceeds of, "farm products" (as defined in the NYUCC).

SECTION 3.02.   *Intellectual Property.* Each Grantor hereby represents and warrants that:

(a)   Schedule II (as such Schedule may be amended or supplemented from time to time) sets forth a true and complete list of (i) all United States, state and foreign registrations of and applications for Patents, Trademarks, and Copyrights owned by each Grantor and (ii) all Patent Licenses, Trademark Licenses and Copyright Licenses, granting rights in any Patents, Trademarks or Copyrights owned by Grantor and any other such licenses that are material to the business of such Grantor;

(b)   all registrations and applications for Copyrights, Patents and Trademarks are standing in the name of each Grantor;

(c)   it is the sole and exclusive owner of the entire right, title, and interest in and to all Intellectual Property on Schedule II (as such Schedule may be amended or supplemented from time to time), and owns or has the valid right to use all other Intellectual Property used in or necessary to conduct its business, free and clear of all Liens, claims, encumbrances and licenses, except for Permitted Liens and the Intellectual Property Licenses set forth on Schedule II (as each may be amended or supplemented from time to time);

(d)   all material Intellectual Property owned by Grantor and, to the best of the Grantor's knowledge, licensed to Grantor: (i) is subsisting (ii) to the best of the Grantor's knowledge is valid and enforceable and (iii) has not been adjudged invalid or unenforceable, in whole or in part;

(e)   no action or proceeding before any court or administrative authority in pending or, to the best of Grantor's knowledge, threatened against Grantor challenging such Grantor's right to register, the validity of, or such Grantor's rights to own, use, or license any material Intellectual Property;

(f)   to the knowledge of the Grantor, except as set forth on Schedule 3.02(f), the conduct of such Grantor's business does not infringe upon any trademark, patent, copyright, trade secret or similar intellectual property right owned or controlled by a third party; to the knowledge of the Grantor, except as set forth on Schedule 3.02(f), no claim is pending, threatened or has been made that the conduct of such Grantor's business or the use of any Intellectual Property owned or used by Grantor violates the asserted rights of any third party;

(g)   to the best of each Grantor's knowledge, no third party is infringing upon any Intellectual Property owned or used by such Grantor;

(h)   no settlement or consents, covenants not to sue, nonassertion assurances, or releases have been entered into by each Grantor or to which each Grantor is bound that materially and adversely effect such Grantor's rights to own or use any Intellectual Property;

(i)   to the knowledge of the Grantor, there is no effective financing statement or other document or instrument now executed, or on file or recorded in any public office, granting a security interest in or otherwise encumbering any part of the Intellectual Property, other than with respect to purchasers and lessees of Inventory in the ordinary course of business and non-exclusive licenses of General Intangibles in the ordinary course of business, in favor of the Trustee or as may be filed to secure Credit Agreement Priority Lien Collateral to the extent permitted pursuant to the terms of the Indenture and the Intercreditor Agreement; and

(j)   with respect to any Intellectual Property of a Grantor issued by or registered with the United States Patent and Trademark Office or the United States Copyright Office or as to which application for issuance or registration has been made, such Grantor has executed and delivered to the Trustee a Patent Security Agreement, Trademark Security Agreement or Copyright Security Agreement, as applicable, substantially in the forms of Exhibit

B, Exhibit C or Exhibit D hereto, respectively, with respect to such Intellectual Property, and shall execute and deliver any other document as may be necessary to perfect the Trustee's interest to any part of such Intellectual Property.

SECTION 3.03.   *Stock of O'Sullivan.*   Holdings hereby represents and warrants that Schedule III hereto (as such Schedule may be amended or supplemented from time to time) sets forth under the headings "Pledged Stock," all of the Collateral owned by such Grantor constitute the percentage of issued and outstanding shares of stock of O'Sullivan thereof indicated on such Schedule.

ARTICLE IV.

COVENANTS OF GRANTORS

SECTION 4.01.   *Delivery of Security and Instruments.*   All Collateral consisting of Common Stock will be represented by certificated securities and each Grantor shall deliver all certificated securities, promissory notes and other instruments evidencing or representing any Note Priority Lien Collateral or Credit Agreement Priority Lien Collateral (subject, in the case of any Credit Agreement Priority Lien Collateral, to the prior Discharge of Credit Agreement Indebtedness or any Credit Agreement Requirements) to the Trustee for the benefit of the Secured Parties as security for all of the Note Obligations, accompanied by duly executed instruments of transfer or assignment in blank.

SECTION 4.02.   *Control.*   Each Grantor agrees that with respect to any Asset Sales Proceeds Accounts or Securities Entitlements, subject to the terms of the Indenture and the Intercreditor Agreement, it shall cause the bank or securities intermediary maintaining such Asset Sales Proceeds Account to enter into an agreement, in form and substance satisfactory to the Trustee, pursuant to which it shall agree to comply with the Trustee's "entitlement orders" and "instructions" without further consent by such Grantor and take such action as may be necessary or advisable to ensure the Trustee's "control" (within the meaning of Sections 8-106, 9-106 and 9-104 of the NYUCC) over such Asset Sales Proceeds Account. Each Grantor further agrees that with respect to any other Securities Account included in the Collateral, it shall cause the bank or securities intermediary maintaining such Securities Account to enter into an agreement, in form and substance reasonably satisfactory to the Trustee, pursuant to which it shall agree to comply with the Trustee's "entitlement orders" and "instructions" without further consent by such Grantor and take such other action as may be reasonably necessary or advisable to ensure the Trustee's "control" (within the meaning of Sections 8-106, 9-106 and 9-104 of the NYUCC) over such Securities Account; provided, however, that with respect to any such Securities Account constituting Credit Agreement Priority Lien Collateral, such Grantor shall not be obligated to comply with the requirements of this sentence until the Discharge of Credit Agreement Indebtedness.

SECTION 4.03.   *NYUCC Article 8.*   To the extent that any Collateral constitutes membership or partnership interests which the Grantor controls, such Grantor owing such interests shall cause the issuer of such Collateral to elect for such securities to be governed by Article 8 of the NYUCC and any charter, certificate of incorporation or other organization document of such issuer shall explicitly state that such interests are securities governed by Article 8 of the NYUCC.

SECTION 4.04.   *Defense of Collateral.*   To the extent commercially reasonable, each Grantor shall defend its title to the Collateral against the claims and demands of all Persons whomsoever.

SECTION 4.05.   *Maintenance of Perfected Security Interest; Further Documentation.*

(a)   Each Grantor shall use commercially reasonable efforts to (i) maintain the security interest created by this Agreement as a perfected security interest having a first priority security interest (subject to Permitted Liens) in the Note Priority Lien Collateral and a second priority security interest (subject to Permitted Liens) in the Credit Agreement Priority Lien Collateral subject and subordinate to all Liens at any time granted attaching to such Credit Agreement Priority Lien Collateral as security for any Credit Obligations and (ii) defend each such security interest against the claims and demands of all Persons whomsoever; provided, however, nothing in this Section 4.05 shall prohibit any sale of any Collateral in any manner permitted by the Indenture.

(b)   Each Grantor will furnish to the Trustee and the Secured Parties from time to time statements and schedules further identifying and describing the assets and property of such Grantor and such other reports in connection with the Trustee as the Trustee may reasonably request, all in reasonable detail.

(c)   Each Grantor shall at the expense of such Grantor execute and deliver such instruments and documents as may be necessary or be required by applicable legal requirements to maintain a first priority perfected security interest (subject to Permitted Liens) in the Note Priority Lien Collateral and a second priority security interest (subject to Permitted Liens) in the Credit Agreement Priority Lien Collateral subject and subordinate to all Liens at any time granted attaching to such Credit Agreement Priority Lien Collateral as security for any Credit Obligations.

(d)   At any time and from time to time, upon the written request of the Trustee, and at the sole expense of such Grantor, such Grantor will promptly and duly execute and deliver, and have recorded, such further instruments and documents and take such further actions as the Trustee may reasonably request for the purpose of obtaining or preserving the full benefits of this Agreement and of the rights and powers herein granted, including, without limitation, (i) the filing of any financing or continuation statements under the NYUCC (or other similar laws) in effect in any jurisdiction with respect to the security interests created hereby and (ii) in the case of any other relevant Collateral, taking any actions necessary to enable the Trustee to obtain "control" (within the meaning of the NYUCC as in effect in any applicable jurisdiction) with respect thereto.

SECTION 4.06.   *Trustee's Disclaimer.*

(a)   Notwithstanding anything herein to the contrary, the Grantors shall remain liable under each of its contracts to observe and perform all the conditions and obligations to be observed and performed by it thereunder. The Trustee shall have no obligation or liability under any contract or license by reason of or arising out of this Agreement or the granting herein of the Liens thereon.

(b)   The Trustee shall not be responsible for the existence, genuineness or value of any of the Collateral or for the validity, perfection, priority or enforceability of the Liens in any of the Collateral, whether impaired by operation of law or by reason of any action or omission to act on its part hereunder, except to the extent such action or omission constitutes gross negligence or willful misconduct on the part of the Trustee, for the validity or sufficiency of the Collateral or any agreement or assignment contained therein, for the validity of the title of the Grantors to the Collateral, for insuring the Collateral or for the payment of taxes, charges, assessment or Liens upon the Collateral or otherwise as to the maintenance of the Collateral.

SECTION 4.07.   *Change of Name; Change of Jurisdiction of Organization.* Each Grantor shall give the Trustee at least 30 days prior written notice before such Grantor changes its name, jurisdiction of organization or entity type.

SECTION 4.08.   *Post Closing Collateral.*

The Company shall at the Company's expense within 30 days after the Closing Date duly execute and deliver to the Trustee, a control agreement mutually agreeable to the Company and the Trustee in respect of an Asset Sale Proceeds Account and shall take such other actions which are reasonably necessary to vest in the Trustee acting on behalf of the Secured Parties a valid and perfected first priority security interest in such Asset Sale Proceeds Account.

ARTICLE V

RIGHTS AND REMEDIES

SECTION 5.01.   *Event of Default Defined.* The occurrence of an Event of Default under the Indenture, whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any Collateral or governmental body, shall constitute an Event of Default hereunder.

SECTION 5.02.   *Remedies Upon Event of Default.*

(a)   During any period during which an Event of Default shall have occurred and be continuing, subject to the terms of the Indenture, the Trustee shall have all rights and remedies of a secured party as in law or in equity, including, without limitation, the right, subject in the case of any Credit Agreement Priority Lien Collateral to the terms of the Intercreditor Agreement, to (but shall be under no obligation to), directly or by using an agent or broker, do any of the following:

(i)   proceed to protect and enforce the rights vested in it by this Agreement and under the NYUCC;

(ii)   cause all revenues hereby pledged as security and all other moneys and other property pledged hereunder to be paid and/or delivered directly to it, and demand, sue for, collect and receive any part or all of such moneys and property;

(iii)   cause any action at law or suit in equity or other proceeding to be instituted and prosecuted to collect or enforce any Note Obligations of any Grantor, or rights included in such Collateral, or for specific enforcement of any covenant or agreement contained herein, in the Indenture or under the agreements assigned, granted or pledged to the Trustee, or in aid of the exercise of any power therein or herein granted, or for any foreclosure hereunder and sale under a judgment or decree in any judicial proceeding, or to enforce any other legal or equitable right vested in it by this Agreement or by law;

(iv)   subject to clause (d) of this Section 5.02, foreclose or enforce any other agreement or other instrument by or under or pursuant to which the Note Obligations of any Grantor are issued or secured;

(v)   in connection with any acceleration and foreclosure, subject to clause (d) of this Section 5.02, vote or exercise any and all of Grantors' rights or powers incident to its ownership of the Collateral;

(vi)   subject to clause (b) of this Section 5.02, sell, lease or otherwise dispose of any or all of such Collateral, in one or more transactions, and for cash or on credit or for future delivery, without assumption of any credit risk, at any broker's board or at public or private sale, without demand of performance or notice of intention to sell, lease or otherwise dispose of, or of time or place of disposition (except such notice as is required by applicable statute and cannot be waived), it being agreed that the Trustee may be a purchaser or lessee on behalf of the Secured Parties or on its own behalf at any such sale and that the Trustee or anyone else who may be the purchaser, lessee or recipient for value of any or all of such Collateral so disposed of shall, upon such disposition, acquire all of any Grantor's rights therein. The Trustee may adjourn any public or private sale or cause the same to be adjourned from time to time by announcement at the time and place fixed for the same, and such sale may, without further notice or publication, be made at any time or place to which the same may be so adjourned;

(vii)   incur expenses, including reasonable attorneys' fees, consultants' fees, and other costs reasonably necessary to the exercise of any right or power under this Agreement;

(viii)   perform any obligation of any Grantor hereunder or under any other Note Security Document and make payments, purchase, contest or compromise any encumbrance, charge, or lien, and pay taxes and expenses;

(ix)   take possession of such Collateral and render it usable, and repair and renovate the same, without, however, any obligation so to do, and enter upon any site where the same may be located for that purpose, control, manage, operate, rent and lease such Collateral, either separately from or in conjunction with the other Note Priority Lien Collateral or Credit Agreement Priority Lien Collateral (subject to the prior Discharge of the Credit Agreement Indebtedness), as the case may be, necessary or useful to such renovated Collateral, collect all rents and income from such Collateral and apply the same to the payment or performance of the Note Obligations of any Grantor;

(x)   make any reasonable compromise or settlement deemed desirable with respect to any such Collateral and may extend the time of payment, arrange for payment installments, or otherwise modify the terms of, any such Collateral; and

(xi)   secure the appointment of a receiver of such Collateral or any part thereof, without notice to any Grantor.

(b)   If, pursuant to applicable law, prior notice of any action described in Section 5.02(a) is required to be given to a Grantor, such Grantor hereby acknowledges that the minimum time required by such applicable law, or if no minimum is specified, ten Business Days, shall be deemed a reasonable notice period.

(c)   The Grantor recognizes that, by reason of certain prohibitions contained in the Securities Act and applicable state securities laws (collectively, the "*Securities Laws*"), the Trustee may be compelled, with respect to any sale of all or any part of the Note Priority Lien Collateral constituting "securities," however defined in the Securities Laws, to limit purchasers to those who will agree, among other things, to acquire such Note Priority Lien Collateral for their own account, for investment and not with a view to the distribution or resale thereof. Each Grantor acknowledges that any such private sales may be at prices and on terms less favorable to the Trustee than those obtainable through a public sale without the restrictions applicable to a private sale and waives any claims against the Trustee and the Secured Parties arising by reason of the fact that the price at which the Collateral may have been sold at such a private sale was less than the price that might have been obtained at a public sale, *provided* that such private sale is conducted in a commercially reasonable manner.

(d)   The Trustee agrees to not foreclose or exercise voting rights upon the outstanding O'Sullivan common stock that comprises the Note Priority Lien Collateral until the date which is at least 60 days following the date on which all of the notes have been declared to be due and payable immediately by the Trustee or Holders of at least 25% in principal amount of the then outstanding Notes or immediately prior to the filing of an Insolvency or Liquidation Proceeding.

(e)   Any action or proceeding to enforce this Agreement or any agreement under the agreements assigned, granted or pledged to the Trustee may be taken by the Trustee either in a Grantor's name or in the Trustee's name.

(f)   All rights of marshaling of assets of any Grantor, including any such right with respect to the Collateral, are hereby waived by each Grantor.

(g)   The Trustee shall incur no liability as a result of the sale of the Collateral, or any part thereof, at any private sale pursuant to Section 5.02(a) conducted in a commercially reasonable manner. Each Grantor hereby waives any claims against the Trustee and the Secured Parties arising by reason of the fact that the price at which the Collateral may have been sold at such a private sale was less than the price that might have obtained at a public sale or was less than the aggregate amount of the Note Obligations of the Grantor, even if the Trustee accepts the first offer received and does not offer the Collateral to more than one offeree, *provided,* that such private sale is conducted in a commercially reasonable manner.

SECTION 5.03.   *Compliance With Limitations and Restrictions; No Discount.*   Each Grantor hereby agrees that in respect of any sale of any of the Collateral pursuant to the terms hereof, the Trustee is hereby authorized to comply with any limitation or restriction in connection with such sale as it may be advised by counsel is necessary in order to avoid any violation of applicable legal requirements, or in order to obtain any required approval of the sale or of the purchaser by any Governmental Authority, and each Grantor further agrees that such compliance shall not result in such sale being considered or deemed not to have been made in a commercially reasonable manner, nor shall the Trustee be liable or accountable to such Grantor for any discount allowed by reason of the fact that such Collateral is sold in compliance with any such limitation or restriction.

SECTION 5.04.   *Right to Cure.* In addition to the foregoing remedies, the Trustee may, but shall not be obligated to, cure any Event of Default and incur reasonable fees, costs and expenses in doing so, in which event the Company shall, subject to the Company's right to dispute in good faith any such reasonable fees, costs and expenses, immediately reimburse the Trustee within 10 days after demand for all such reasonable fees, costs and expenses, together with interest thereon at the rate equal to the Trustee's cost of funds from the date payable until the date repaid in full.

SECTION 5.05.   *No Impairment of Remedies.* If the Trustee may, under applicable legal requirements, proceed to realize its benefits under this Agreement, either by judicial foreclosure or by non-judicial sale or enforcement, the Trustee may, at its sole option, determine which of its remedies or rights it may pursue without affecting any of the rights and remedies of the Trustee under this Agreement. If, in the exercise of any of such rights and remedies, the Trustee shall forfeit any of its rights or remedies, including any right to enter a deficiency judgment against such Grantor or any other Person, whether because of any applicable legal requirements pertaining to "election of remedies" or the like, such Grantor hereby consents to such action by the Trustee and, to the extent permitted by applicable legal requirements, waives any claim based upon such action, even if such action by the Trustee shall result in a full or partial loss of any rights of subrogation, indemnification or reimbursement which such Grantor might otherwise have had but for such action by the Trustee or the terms herein. Any election of remedies which results in the denial or impairment of the right of the Trustee to seek a deficiency judgment against any of the parties to any of the Security Documents shall not, to the extent permitted by applicable legal requirements, impair such Grantor's obligation hereunder. In the event the Trustee shall bid at any foreclosure or trustee's sale or at any private sale permitted by legal requirements or this Agreement, the Trustee may bid all or less than the amount of the Note Obligations. To the extent permitted by applicable legal requirements, the amount of the successful bid at any such sale, whether the Trustee or any other party is the successful bidder, shall be conclusively deemed to be the fair market value of the Collateral and the difference between such bid amount and the remaining balance of the Note Obligations shall be conclusively deemed to be the amount of the Note Obligations.

SECTION 5.06.   *Application of Proceeds.*   Upon the occurrence and during the continuation of an Actionable Default, the proceeds of any sale of or other realization upon, all or any part of the Collateral shall be applied in accordance with Section 3 of the Intercreditor Agreement and Article 10 of the Indenture. Each Grantor shall remain liable for any deficiency.

SECTION 5.07.   *Foreclosure Waiver.*   To the extent permitted by legal requirements, each Grantor waives the posting of any bond otherwise required of the Trustee in connection with any judicial process or proceeding to obtain possession of, replevy, attach, or levy upon the Collateral, to enforce any judgment or other security for its Note Obligations, to enforce any judgment or other court order entered in favor of the Trustee, or to enforce by specific performance, temporary restraining order, preliminary or permanent injunction, this Agreement or any other agreement or document between any Grantor, the Trustee and the Secured Parties. Each Grantor further agrees that upon the occurrence and during the continuation of an Event of Default, the Trustee may elect to nonjudicially or judicially foreclose against any real or personal property security it holds for the Note Obligations or any part thereof, or to exercise any other remedy against any Grantor or any other Person, any security or any guarantor, even if the effect of that action is to deprive such Grantor of the right to collect reimbursement from any Person for any sums paid by such Grantor to the Trustee or any Secured Party.

SECTION 5.08.   *Attorney-in-Fact.*   Each Grantor hereby irrevocably appoints the Trustee attorney-in-fact, with full authority in the place and stead of such Grantor and in the name of such Grantor or otherwise from time to time in the Trustee's discretion, if an Event of Default shall have occurred and be continuing, to take any action and to execute any instrument to enforce all rights of such Grantor, including the right to give appropriate receipts, releases and satisfactions for and on behalf of and in the name of the Grantor or, at the option of the Trustee, in the name of the Trustee, with the same force and effect as the Grantor could do if this Agreement had not been made. Each Grantor hereby acknowledges, consents and agrees that the power of attorney granted pursuant to this Section 5.08 is irrevocable and coupled with an interest.

SECTION 5.09.   *Voting.*   So long as no Event of Default shall have occurred and be continuing:

(a)   except as otherwise provided under the covenants and agreements relating to the Collateral in this Agreement or elsewhere herein or in the Indenture, the Grantor shall be entitled to exercise or refrain from exercising any and all voting rights pertaining to the Collateral or any part thereof for any purpose not inconsistent with the terms of this Agreement or the Indenture; provided, such Grantor shall give the Trustee at least five (5) Business Days prior written notice of the manner in which it intends to exercise, or the reasons for refraining from exercising, any such right; it being understood, however, that neither the voting by such Grantor of any Collateral for, or such Grantor's consent to, the election of directors (or similar governing body) at a regularly scheduled annual or other meeting of stockholders or with respect to incidental matters at any such meeting, nor such Grantor's consent to or approval of any action otherwise permitted under this Agreement and the Indenture, shall be deemed inconsistent with the terms of this Agreement or the Indenture, and no notice of any such voting or consent need be given to the Trustee; and

(b)   the Trustee shall promptly execute and deliver (or cause to be executed and delivered) to the Grantor all proxies, and other instruments as such Grantor may from time to time reasonably request for the purpose of enabling such Grantor to exercise the voting rights when and to the extent which it is entitled to exercise pursuant to clause (a) above.

SECTION 5.10.   *Reasonable Care.* Beyond the exercise of reasonable care in the custody thereof, the Trustee shall have no duty as to any Collateral in its possession or control or in the possession or control of any agent or bailee or any income thereon or as to the preservation of rights against prior parties or any other rights pertaining thereto, and the Trustee shall not be responsible for filing any financing or continuation statements or recording any documents or instruments in any public office at any time or times or otherwise perfecting or maintaining the perfection of any security interest in the Collateral. The Trustee shall be deemed to have exercised reasonable care in the custody of the Collateral in its possession if the Collateral is accorded treatment substantially equal to that which it accords its own property and shall not be liable or responsible for any loss or diminution in the value of any of the Collateral, by reason of the act or omission of any carrier, forwarding agency or other agent or bailee selected by the Trustee in good faith.

SECTION 5.11.   *The Trustee.* Notwithstanding anything to the contrary contained in this Agreement, in acting under and by virtue of this Agreement, the Trustee shall be entitled to all of the rights, privileges, benefits, and immunities provided to it in the Indenture; provided, however, that any forbearance by the Trustee in exercising any right or remedy available to it under the Indenture shall not give rise to a defense on the part of the Grantors with respect to the Trustee's exercise of any right or remedy pursuant to this Agreement or as otherwise afforded by applicable law.

ARTICLE VI

MISCELLANEOUS PROVISIONS

SECTION 6.01.   *Notices.* Any communications, including notices and instructions, between the parties hereto or notices provided herein to be given may be given to the following addresses:

If to the Trustee:	The Bank of New York
	101 Barclay Street
	Floor 8 West
	New York, NY 10286
	Fax: (212) 815-5704
If to the Company	
or any Grantor:	O'Sullivan Industries, Inc.
	1900 Gulf Street
	Lamar, Missouri 64759
	Phone: (417) 682-8220
	Fax: (417) 682-8120

Each notice hereunder shall be in writing and may be personally served or sent by telefacsimile or United States mail or courier service and shall be deemed to have been given when delivered in person or by courier service and signed for against receipt thereof, upon receipt of telefacsimile, or three Business Days after depositing it in the United States mail with postage prepaid and properly addressed; *provided*, no notice to the Trustee shall be effective until received by such Person. Any party shall have the right to change its address for notice hereunder to any other location within the continental United States by giving of 30 days' notice to the other parties in the manner set forth hereinabove.

SECTION 6.02.   *Benefit of Agreement.* Nothing in this Agreement, expressed or implied, shall give or be construed to give to any Person other than the parties hereto and the Secured Parties, any legal or equitable right, remedy or claim under this Agreement, or under any covenants and provisions of this Agreement, each such covenant and provision being for the sole benefit of the parties hereto and the Secured Parties.

SECTION 6.03.   *No Waiver; Remedies Cumulative.* No failure or delay on the part of the Trustee in the exercise of any power, right or privilege hereunder or under any other Note Document shall impair such power, right or privilege or be construed to be a waiver of any default or acquiescence therein, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other power, right or privilege. The rights, powers and remedies given to the Trustee hereby are cumulative and shall be in addition to and independent of all rights, powers and remedies existing by virtue of any statute or rule of law or in any of the other Note Documents. Any forbearance or failure to exercise, and any delay in exercising, any right, power or remedy hereunder shall not impair any such right, power or remedy or be construed to be a waiver thereof, nor shall it preclude the further exercise of any such right, power or remedy.

SECTION 6.04.   *Severability.* In case any provision in or obligation hereunder shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions or obligations, or of such provision or obligation in any other jurisdiction, shall not in any way be affected or impaired thereby.

NY\823190.8

SECTION 6.05.   *Amendments.*   This Agreement may not be amended, modified or supplemented, except in a writing signed by each of the parties hereto and in accordance with the terms of the Intercreditor Agreement and the Indenture.

SECTION 6.06.   *Headings.* Section headings herein are included herein for convenience of reference only and shall not constitute a part hereof for any other purpose or be given any substantive effect.

SECTION 6.07.   *Governing Law.*   **This Agreement, including all matters of construction, validity and performance and matters relating to the creation, validity, perfection, effect of perfection or non-perfection, priority or enforcement of the Lien of, and security interests created by, this Agreement upon the Collateral shall be governed by the laws of the State of New York, without reference to the rules of conflict of law, except to the extent that pursuant to the mandatory choice of law provisions the perfection, effect of perfection or non-perfection or priority of the Lien and security interests hereunder, or remedies hereunder, in respect of any particular Collateral are governed by the laws of a jurisdiction other than New York**.

SECTION 6.08.   *CONSENT TO JURISDICTION.*   **All judicial proceedings brought against any party hereto arising out of or relating hereto or any other term loan document, or any of the obligations, may be brought in any state or federal court of competent jurisdiction in the State of New York. By executing and delivering this agreement, each party hereto, for itself and in connection with its properties, irrevocably (a) accepts generally and unconditionally the nonexclusive jurisdiction and venue of such courts; (b) waives any defense of forum non conveniens; (c) agrees that service of all process in any such proceeding in any such court may be made by registered or certified mail, return receipt requested, to the applicable obligor at its address provided in accordance with Section 6.01; (d) agrees that service as provided in clause (c) above is sufficient to confer personal jurisdiction over the applicable obligor in any such proceeding in any such court, and otherwise constitutes effective and binding service in every respect; and (e) agrees that each party thereto (including each beneficiary hereof) retains the right to serve process in any other manner permitted by law or to bring proceedings against any obligor in the courts of any other jurisdiction**.

SECTION 6.09.   *WAIVER OF JURY TRIAL.* **Each of the parties hereto hereby agrees to waive its respective rights to a jury trial of any claim or cause of action based upon or arising hereunder or under any of the other term loan documents or any dealings between them relating to the subject matter of this loan transaction or the lender/company relationship that is being established. The scope of this waiver is intended to be all-encompassing of any and all disputes that may be filed in any court and that relate to the subject matter of this transaction, including contract claims, tort claims, breach of duty claims and all other common law and statutory claims. Each party hereto acknowledges that this waiver is a material inducement to enter into a business relationship, that each has already relied on this waiver in entering into this agreement, and that each will continue to rely on this waiver in its related future dealings. Each party hereto further warrants and represents that it has reviewed this waiver with its legal counsel and that it knowingly and**

voluntarily waives its jury trial rights following consultation with legal counsel. This waiver is irrevocable, meaning that it may not be modified either orally or in writing (other than by a mutual written waiver specifically referring to this Section 6.09 and executed by each of the parties hereto), and this waiver shall apply to any subsequent amendments, renewals, supplements or modifications hereto or any of the other term loan documents or to any other documents or agreements relating to the loans made hereunder. In the event of litigation, this agreement may be filed as a written consent to a trial by the court.

SECTION 6.10.   *Successors and Assigns.*   The provisions of this Agreement shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and assigns, *provided* that no Grantor may assign or otherwise transfer any of its rights or obligations under this Agreement without the consent of the Trustee (which consent may be withheld in its sole discretion).

SECTION 6.11.   *Entire Agreement.*   This Agreement and any agreement, document or instrument attached hereto or referred to herein among the parties hereto integrate all the terms and conditions mentioned herein or incidental hereto and supersede all oral negotiations and prior writings in respect of the subject matter hereof. In the event of any conflict between the terms, conditions and provisions of this Agreement and any such agreement, document or instrument, the terms, conditions and provisions of this Agreement shall prevail.

SECTION 6.12.   *Survival of Agreements.*   All agreements, covenants, representations and warranties made herein shall survive the execution and delivery of this Agreement.

SECTION 6.13.   *Counterparts.*   This Agreement may be executed in any number of counterparts (including by telecopy), each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument.

SECTION 6.14.   *Integration of Terms.*   This Agreement, the Indenture and the other Note Documents contain the entire agreement among the parties hereto relating to the subject matter hereof and supersede all oral statements and prior writings with respect hereto.

SECTION 6.15.   *Effectiveness.*   This Agreement shall become effective upon the execution of a counterpart hereof by each of the parties hereto and receipt by each Grantor and the Trustee of written or telephonic notification of such execution and authorization of delivery thereof.

SECTION 6.16.   *Intercreditor Agreement.*   The security interest of the Trustee granted hereunder and the performance by the Trustee of its obligations under this Agreement and the exercise of its rights hereunder is subject in all respects to the provisions of the Intercreditor Agreement and Article 10 of the Indenture.

SECTION 6.17.   *Additional Obligors.*   The Company will cause each Subsidiary of the Company that becomes a Grantor or is required to become a party to this Agreement under the Section 4.20 of the Indenture to become a party to this Agreement, for all purposes of this Agreement on the terms set forth herein applicable to a Grantor, by causing such Subsidiary to execute and deliver to the parties hereto a Joinder Agreement, whereupon such Subsidiary shall be bound by the terms hereof to the same extent as if it had executed and delivered this Agreement as a Grantor as of the date hereof.

SECTION 6.18.   *Performance by Grantors.*   Notwithstanding anything to the contrary, no Grantor shall be required to perform any covenant or agreement of this Security Agreement as to Credit Agreement Priority Lien Collateral to the extent of any Credit Agreement Requirement as to such Credit Agreement Priority Lien Collateral and for so long as such Credit Agreement Requirement continues.

SECTION 6.19.   *Release of Security Interests.*   The security interests granted hereunder in any Collateral shall be automatically released in the manner, at the times and to the extent specified in the Intercreditor Agreement or as may be permitted under Section 11.04 of the Indenture.   Upon any such release or termination, the Trustee will, at the Company's sole expense, deliver to the Company, without any representations, warranties or recourse of any kind whatsoever, all Collateral held by the Trustee hereunder in which a security interest is granted hereunder is released or terminated, and execute and deliver to the Company such documents as the Company shall reasonably request to evidence such request or termination.

[Signature Page to follow]

IN WITNESS WHEREOF, the Grantors and the Trustee have caused this Agreement to be duly executed by their member or officer thereunto duly authorized, as of the day and year first written above.

O'SULLIVAN INDUSTRIES, INC.

By: _____
   Name:
   Title:

O'SULLIVAN INDUSTRIES HOLDINGS, INC.

By:_____
   Name:
   Title:

O'SULLIVAN INDUSTRIES – VIRGINIA, INC.

By:_____
   Name:
   Title:

O'SULLIVAN FURNITURE FACTORY OUTLET, INC.

By:_____
   Name:
   Title:

THE BANK OF NEW YORK,
as Trustee

By:_____
   Name:
   Title:

GENERAL INFORMATION

(A)　Full Legal Name, Type of Organization, Jurisdiction of Organization, Chief Executive Office/Sole Place of Business (or Residence if Grantor is a Natural Person) and Organizational Identification Number of each Grantor:

Full Legal Name	Type of Organization	Jurisdiction of Organization	Chief Executive Office/Sole Place of Business	Organization I.D. #
O'Sullivan Industries, Inc.	corporation	Delaware	1900 Gulf Street Lamar, Missouri 64759-1849	0719723
O'Sullivan Industries Holdings, Inc.	corporation	Delaware	1900 Gulf Street Lamar, Missouri 64759-1849	00391356
O'Sullivan Industries – Virginia, Inc.	corporation	Virginia	1900 Gulf Street Lamar, Missouri 64759-1849	0316229
O'Sullivan Furniture Factory Outlet, Inc.	corporation	Missouri	1900 Gulf Street Lamar, Missouri 64759-1849	0506237

(B)　Other Names (including any Trade-Name or Fictitious Business Name) under which each Grantor has conducted business for the past five (5) years:

Name of Grantor	Other Name
O'Sullivan Furniture Factory Outlet, Inc.	O'Sullivan Furniture

(C) Changes in Name, Jurisdiction of Organization, Chief Executive Office or Sole Place of Business and Corporate Structure within past five (5) years:

Full Legal Name	Trade Name or Fictitious Business Name
None	

(D) Agreements pursuant to which any Grantor is found as debtor within past five (5) years:

Pursuant to a Credit Agreement, dated as of November 30, 1999 (as amended by the First Amendment, dated as of November 30, 1999, the Second Amendment, dated as of January 30, 2001, the Third Amendment, dated as of May 15, 2002, and the Fourth Amendment, dated as of June 30, 2003) among O'Sullivan Industries, Inc., a Delaware corporation, O'Sullivan Industries Holdings, Inc., a Delaware corporation, the lenders party thereto, Lehman Commercial Paper Inc., as administrative agent, Lehman Brothers Inc., as advisor, book manager and lead arranger and Wachovia Bank, N.A., as syndication agent, O'Sullivan Industries, Inc. is the obligor under a senior credit facility, totaling $175.0 million.

(E) Financing Statements:

Name of Grantor	Filing Jurisdiction(s)
None.	

SCHEDULE II
TO PLEDGE AND SECURITY AGREEMENT

INTELLECTUAL PROPERTY

(A) Copyrights

None.

(B) Copyright Licenses

None.

(C) Patents

U.S. PATENT APPLICATIONS/REGISTRATIONS

Patent Name	Serial/Patent No.	File/Grant Date
Adjustable Furniture Assembly	10/365,045 (Application)	2/12/03
Decorative Wooden Articles and Method of Fabricating	6,593,006	07/15/03
Drawer Slide (System for Assembling Furniture)	5,457,867	10/17/95
L-Mar Tester (System & Method for Measuring the Mar Resistance of Materials)	5,804,706	09/08/98
Media Storage System and Method	6,234,595	05/22/01
Router Pod (Vacuum Pod Support System)	5,853,169	12/29/98
Adjustable Television Stand	Des 29/178,805 (Application)	07/14/03
Corner Armoire Workstation	D409,855	02/19/98
Cockpit (Corner Computer Workstation)	D386,015	11/11/97
Cockpit (Corner Computer Workstation)	D391,415	03/03/98
Cockpit (Corner Computer Workstation)	D381,222	07/22/97
Cockpit (Corner Computer Workstation)	D381,530	07/29/97
Cockpit (Corner Computer Workstation)	D382,419	08/19/97

Patent Name	Serial/Patent No.	File/Grant Date
Digital Dock (Corner Computer Workstation)	D466,720	12/10/02
Workcenter (Desk)	D359,401	06/20/95
Workcenter (Desk)	D330,126	10/13/92

INTERNATIONAL PATENTS

Country	Title	App/Pub/Patent No.	Date Filed	Last Listed Status
Canada	Corner Computer Work Center	2386749	5/17/02	Open Application
Great Britain/UK	Corner Computer Work Center	2379602	5/28/02	Published

(D)   Patent Licenses

None.

(E)   Trademarks

INTERNATIONAL
INTERNATIONAL TRADEMARK APPLICATIONS/REGISTRATIONS

"O'SULLIVAN" - International Class 20 Registrations

Country	Application/ Registration No.	Application/ Registration Date	Status
Argentina	1.524.996	31 May 1994	Applied for renewal 19 August 2003
Australia	789670	25 August 2000	Registered; Expires 29 March 2009
Benelux	509,231	01 September 1992	Registered; Expires 13 February 2012
Canada	348,461	2 December 1988	Registered; Expires 02 December 2018
Czech Republic	175 213	11 March 1994	Registered; Expires 27 January 2012

Country	Application/ Registration No.	Application/ Registration Date	Status
Estonia	15.198	27 March 1995	Registered; Expires 27 March 2005
Europe - CTM	000037945	23 January 1998	Registered; Expires 01 April 2006
France	92 403 247	06 January 1993	Registered; Expires 29 January 2012
Germany	2033140	24 February 1993	Registered; Expires 31 January 2012
Japan	2669641	31 May 1994	Registered; Expires 31 May 2004
Latvia	M 30980	20 November 1995	Registered; Expires 27 January 2013
Lithuania	21889	08 December 1995	Registered; Expires 10 October 2013
Mexico	422,744	28 September 1992	Registered; Expires 25 March 2012
Panama	7656601	26 July 1995	Registered; Expires 26 July 2005
Paraguay	237876	20 March 1992	Registered; Expires 20 March 2012
Peru	95.920	21 February 1992	Registered; Expires 14 February 2012
Saudi Arabia	265/40	22 September 1992	Registered - Final
Slovak Republic	175 215	1995 April 24	Registered; Expires 27 January 2012
Sweden	261633	11 November 1994	Registered; Expires 10 November 2004
United Kingdom	2011778	21 February 1995	Pending
Uruguay	259.951	2 July 1993	Registered; Applied for renewal August 2003
Russia	111,251	28 May 1993	Registered; Expires 28 January 2012
Venezuela	32120	1994 06/10	Registered; Expires 7 April 2004

"O'SULLIVAN FURNITURE and Design" - International Class 20 Registrations

Country	Application/ Registration No.	Application/ Registration Date	Status

Country	Application/ Registration No.	Application/ Registration Date	Status
Australia	897492	30 October 2001	Registered; Expires 7 December 2011
Canada	Application No. 1124377	06 December 2001	Pending
European (CTM)	Application No. 2524395	04 January 2002	Pending
Mexico	Application No. 78090840	30 October 2001	Pending

INTERNATIONAL
INTERNATIONAL TRADEMARK APPLICATIONS/REGISTRATIONS

"O'SULLIVAN" - International Class 20 Registrations

Country	Application/ Registration No.	Application/ Registration Date	Status
Argentina	1.524.996	31 May 1994	Applied for renewal 19 August 2003
Australia	789670	25 August 2000	Registered; Expires 29 March 2009
Benelux	509,231	01 September 1992	Registered; Expires 13 February 2012
Canada	348,461	2 December 1988	Registered; Expires 02 December 2018
Czech Republic	175 213	11 March 1994	Registered; Expires 27 January 2012
Estonia	15.198	27 March 1995	Registered; Expires 27 March 2005
Europe - CTM	000037945	23 January 1998	Registered; Expires 01 April 2006
France	92 403 247	06 January 1993	Registered; Expires 29 January 2012
Germany	2033140	24 February 1993	Registered; Expires 31 January 2012
Japan	2669641	31 May 1994	Registered; Expires 31 May 2004
Latvia	M 30980	20 November 1995	Registered; Expires 27 January 2013
Lithuania	21889	08 December 1995	Registered; Expires 10 October 2013

Country	Application/ Registration No.	Application/ Registration Date	Status
Mexico	422,744	28 September 1992	Registered; Expires 25 March 2012
Panama	7656601	26 July 1995	Registered; Expires 26 July 2005
Paraguay	237876	20 March 1992	Registered; Expires 20 March 2012
Peru	95.920	21 February 1992	Registered; Expires 14 February 2012
Saudi Arabia	265/40	22 September 1992	Registered - Final
Slovak Republic	175 215	1995 April 24	Registered; Expires 27 January 2012
Sweden	261633	11 November 1994	Registered; Expires 10 November 2004
United Kingdom	2011778	21 February 1995	Pending
Uruguay	259.951	2 July 1993	Registered; Applied for renewal August 2003
Russia	111,251	28 May 1993	Registered; Expires 28 January 2012
Venezuela	32120	1994 06/10	Registered; Expires 7 April 2004

"O'SULLIVAN FURNITURE and Design" - International Class 20 Registrations

Country	Application/ Registration No.	Application/ Registration Date	Status
Australia	897492	30 October 2001	Registered; Expires 7 December 2011
Canada	Application No. 1124377	06 December 2001	Pending
European (CTM)	Application No. 2524395	04 January 2002	Pending
Mexico	Application No. 78090840	30 October 2001	Pending

    (F)   Trademark Licenses

The License Agreement by and between O'Sullivan Industries, Inc. and The Coleman Company, Inc. dated as of January 1, 2003.

(G)   Trade Secret Licenses

        None.

SCHEDULE III
TO PLEDGE AND SECURITY AGREEMENT

INVESTMENT RELATED PROPERTY

Pledged Stock:

Grantor	Stock Issuer	Class of Stock	Certificated (Y/N)	Stock Certificate No.	Par Value	No. of Pledged Stock	% of Outstanding Stock of the Stock Issuer
O'Sullivan Industries Holdings, Inc.	O'Sullivan Industries, Inc.	common	Y	4	$1.00	100	100%

Pledged Debt:

The Note by and between O'Sullivan Industries, Inc. and X-Axis, LP dated as of March 21, 2002 for a principal amount of $325,000.

Securities Account:

None.

Commodities Accounts:

None.

SCHEDULE 3.02(f)
TO PLEDGE AND SECURITY AGREEMENT

The Grantors are a party to various pending legal actions. These include the following:

(a) Studio RTA (January 2003) litigation for alleged design patent infringement.

(b) Solaia Technology LLC (September 2003) litigation for alleged design patent infringement.

(c) Decade Industries (October 1999) litigation for alleged design patent infringement.

(d) Expressions in Furniture (October 1999) litigation for alleged trademark infringement.

EXHIBIT A
to the Pledge and Security Agreement

The Bank of New York,
as Trustee
101 Barclay Street
Floor 8 West
New York, NY 10286

JOINDER AGREEMENT

The undersigned, **[INSERT OBLIGOR'S NAME]**, a **[INSERT DESCRIPTION OF OBLIGOR]**, hereby agrees to become party to the Pledge and Security Agreement dated as of September 29, 2003 (the "*Security Agreement*"), by and among O'Sullivan Industries, Inc., a Delaware corporation (the "*Company*"), O'Sullivan Industries Holdings, Inc., a Delaware corporation, the subsidiaries of the Company party thereto, and The Bank of New York, as Trustee, for all purposes thereof on the terms set forth therein applicable to a "Grantor", as defined therein, and to be bound by the terms of the Security Agreement as fully as if the undersigned had executed and delivered the Security Agreement as a Grantor thereunder as of the date thereof. The undersigned hereby assigns, grants and pledges to the Trustee a first priority security interest in all of the estate, right, title and interest of such Grantor in the Note Priority Lien Collateral (subject to Permitted Prior Liens) and a second priority security interest in all of the estate, right, title and interest of such Grantor in the Credit Agreement Priority Lien Collateral (subject to Permitted Prior Liens) subject to and subordinate to all Liens at any time granted attaching to such Credit Agreement Priority Lien Collateral as security for any Credit Obligations to secure the timely payment and performance in full of its Note Obligations, whether now outstanding or hereafter acquired.

The provisions of Article VI of the Security Agreement shall apply with like effect to this Joinder.

IN WITNESS WHEREOF, the undersigned has executed and delivered this Joinder as of ___________________, 20____.

[___________________________________]

By:_________________________________
Name:
Title:

EXHIBIT B
to the Pledge and Security Agreement

PATENT SECURITY AGREEMENT

This PATENT SECURITY AGREEMENT, dated as of [_____], 2003 (this "Agreement"), is by and among O'Sullivan Industries, Inc., a Delaware corporation ("*O'Sullivan*" or the "*Company*"), O'Sullivan Industries - Virginia, Inc., a Virginia corporation ("*OSV*"), O'Sullivan Furniture Factory Outlet, Inc., a Missouri corporation ("*OSF*" and together with the Company, OSV, and any other Person that executes a Joinder Agreement, each a "*Grantor*" and collectively, the "*Grantors*") and The Bank of New York, in its capacity of trustee (together with its successors in such capacity, the "*Trustee*").

W I T N E S S E T H :

WHEREAS, the Company has entered into an Indenture, dated as of the date hereof (as amended, supplemented, amended and restated or otherwise modified from time to time, the "Indenture") with The Bank of New York, as Trustee (in such capacity, the "Trustee") pursuant to which it is issuing, as of the date hereof 10.63% Senior Secured Notes due 2008 in the original aggregate principal amount of $100,000,000 (collectively, and together with any additional notes issued under such Indenture, the "Notes");

WHEREAS, in connection with the Indenture, each Grantor and O'Sullivan Industries Holdings, Inc., a Delaware corporation ("*Holdings*"), has executed and delivered the Security and Pledge Agreement dated as of September 29, 2003 (as amended, supplemented, amended and restated or otherwise modified from time to time, the "Security Agreement");

WHEREAS, pursuant to Section 3.02 of the Security Agreement, each Grantor is required to execute and deliver this Agreement and to grant to the Trustee a continuing security interest in all Patent Collateral (as described below) to secure the Note Obligations;

WHEREAS the Grantors, Holdings, General Electric Capital Corporation, as Agent, (as defined in that certain Credit Agreement, dated September 29, 2003 by and among the Obligors (as defined therein), the lenders signatory thereto from time to time and General Electric Capital Corporation, as agent) and the Trustee have entered into an Intercreditor Agreement dated as of September 29, 2003 (as amended, supplemented, amended and restated or otherwise modified from time to time, the "Intercreditor Agreement"); and

WHEREAS pursuant to the terms of the Indenture and subject to the terms of the Intercreditor Agreement, the Trustee has agreed to accept the pledge and assignment and the grant of a security interest under this Agreement as security for the Note Obligations.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and in order to induce potential purchasers to purchase the

Notes, each Grantor agrees with the Trustee, for the benefit of itself, the Trustee and each Holder as follows:

SECTION 1. Definitions. Unless otherwise defined herein or the context otherwise requires, terms used in this Agreement, including its preamble and recitals, have the meanings provided (or incorporated by reference) in the Security Agreement.

SECTION 2. Grant of Security Interest. For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, to secure all of Note Obligations, each Grantor hereby mortgages, pledges and hypothecates to the Trustee, and grants to the Trustee a security interest in, for its benefit and the benefit of each Holder, all of the following property, whether now owned or hereafter existing or acquired by such Grantor (the "Patent Collateral"):

(a) all of its letters patent and applications for letters patent in the United States, including all patent applications in preparation for filing anywhere in the United States, each patent and each patent application referred to in Item A of Schedule I attached hereto;

(b) all reissues, divisions, continuations, continuations-in-part, extensions, renewals and reexaminations of any of the items described in clause (a);

(c) all of its patent licenses and other agreements providing it with the right to use any items of the type referred to in clauses (a) and (b), including each patent license referred to in Item B of Schedule I attached hereto;

(d) the right to sue third parties for past, present or future infringements of any Patent Collateral described in clauses (a) and (b) and, to the extent applicable, clause (c); and

(e) all proceeds of, and rights associated with, the foregoing (including license royalties and proceeds of infringement suits).

SECTION 3. Security Agreement. This Agreement has been executed and delivered by each Grantor for the purpose of registering the security interest of the Trustee in the Patent Collateral with the United States Patent and Trademark Office. The security interest granted hereby has been granted as a supplement to, and not in limitation of, the security interest granted to the Trustee for its benefit and the benefit of each Holder under the Security Agreement. The Security Agreement (and all rights and remedies of the Trustee) shall remain in full force and effect in accordance with its terms.

SECTION 4. Release of Security Interest. The security interests granted hereunder in any Collateral shall automatically be released in the manner, at the times and to the extent specified in the Intercreditor Agreement or as may be permitted by the Indenture. In addition, upon the payment in full of all Note Obligations and the discharge of the Indenture, the security interests granted hereunder shall automatically terminate. Upon any such release or termination, the Trustee will, at the Company's request and sole expense, deliver to the Company, without any representations, warranties or recourse of any kind whatsoever, all Collateral held by the

Trustee hereunder in which the security interest granted hereunder is released or terminated, and execute and deliver to the Company such documents as the Company shall reasonably request to evidence such release or termination.

SECTION 5. Acknowledgment. Each Grantor does hereby further acknowledge and affirm that the rights and remedies of the Trustee with respect to the security interest in the Patent Collateral granted hereby are more fully set forth in the Security Agreement, the terms and provisions of which (including the remedies provided for therein) are incorporated by reference herein as if fully set forth herein.

SECTION 6. Intercreditor Agreement. Notwithstanding anything herein to the contrary, the Lien and security interest granted to the Trustee pursuant to this Agreement and the exercise of any right or remedy by the Trustee hereunder are subject to the provisions of the Intercreditor Agreement.

SECTION 7. Performance by Grantors. Notwithstanding anything to the contrary, no Grantor shall be required to perform any covenant or agreement of this Agreement as to Credit Agreement Priority Lien Collateral to the extent of any Credit Agreement Requirement as to such Credit Agreement Priority Lien Collateral and so long as such Credit Agreement Requirement continues.

SECTION 8. Counterparts. This Agreement may be executed by the parties hereto in several counterparts, each of which shall be deemed to be an original and all of which shall constitute together but one and the same agreement.

SECTION 9. Governing Law. This Agreement, including all matters of construction, validity and performance and matters relating to the creation, validity, perfection, effect of perfection or non-perfection, priority or enforcement of the Lien of, and security interests created by, this Agreement upon the Patent Collateral shall be governed by the laws of the State of New York, without reference to the rules of conflict of law, except to the extent that pursuant to the mandatory choice of law provisions the perfection, effect of perfection or non-perfection or priority of the Lien and security interests hereunder, or remedies hereunder, in respect of any particular Patent Collateral are governed by the laws of a jurisdiction other than New York.

SECTION 10. The Trustee. Notwithstanding anything to the contrary contained in this Agreement, in acting under and by virtue of this Agreement, the Trustee shall be entitled to all of the rights, privileges, benefits, and immunities provided to it in the Security Agreement.

[The remainder of page is intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their respective officers thereunto duly authorized as of the day and year first above written.

O'SULLIVAN INDUSTRIES, INC.

By: _____
    Name:
    Title:

O'SULLIVAN INDUSTRIES – VIRGINIA, INC.

By:_____
    Name:
    Title:

O'SULLIVAN FURNITURE FACTORY OUTLET, INC.

By:_____
    Name:
    Title:

THE BANK OF NEW YORK,
as Trustee

By:_____
    Name:
    Title:

SCHEDULE I
to Patent Security Agreement

Item A. Patents

Issued Patents

Patent No.	Issue Date	Inventor(s)	Title

Pending Patent Applications

Serial No.	Filing Date	Inventor(s)	Title

Patent Applications in Preparation

Docket No.	Expected Filing Date	Inventor(s)	Title

Item B. Patent Licenses

Licensor	Licensee	Effective Date	Expiration Date	Subject Matter

EXHIBIT C
to the Pledge and Security Agreement

TRADEMARK SECURITY AGREEMENT

This TRADEMARK SECURITY AGREEMENT, dated as of [_____], 2003 (this "Agreement") is by and among O'Sullivan Industries, Inc., a Delaware corporation ("*O'Sullivan*" or the "*Company*"), O'Sullivan Industries - Virginia, Inc., a Virginia corporation ("*OSV*"), O'Sullivan Furniture Factory Outlet, Inc., a Missouri corporation ("*OSF*" and together with the Company, OSV and any other Person that executes a Joinder Agreement, each a "*Grantor*" and collectively, the "*Grantors*") and The Bank of New York, in its capacity of trustee (together with its successors in such capacity, the "*Trustee*").

W I T N E S S E T H :

WHEREAS, the Company has entered into an Indenture, dated as of the date hereof (as amended, supplemented, amended and restated or otherwise modified from time to time, the "Indenture") with The Bank of New York, as Trustee (in such capacity, the "Trustee") pursuant to which it is issuing, as of the date hereof 10.63% Senior Secured Notes due 2008 in the original aggregate principal amount of $100,000,000 (collectively, and together with any additional notes issued under such Indenture, the "Notes");

WHEREAS, in connection with the Indenture, each Grantor and O'Sullivan Industries Holdings, Inc., a Delaware corporation ("*Holdings*") has executed and delivered the Security and Pledge Agreement dated as of September 29, 2003 (as amended, supplemented, amended and restated or otherwise modified from time to time, the "Security Agreement");

WHEREAS, pursuant to Section 3.02 of the Security Agreement, each Grantor is required to execute and deliver this Agreement and to grant to the Trustee a continuing security interest in all Trademark Collateral (as described below) to secure the Note Obligations;

WHEREAS the Grantors, Holdings, General Electric Capital Corporation, as Agent, (as defined in that certain Credit Agreement, dated September 29, 2003 by and among the Obligors (as defined therein), the lenders signatory thereto from time to time and General Electric Capital Corporation, as agent) and the Trustee have entered into an Intercreditor Agreement dated as of September 29, 2003 (as amended, supplemented, amended and restated or otherwise modified from time to time, the "Intercreditor Agreement"); and

WHEREAS pursuant to the terms of the Indenture and subject to the terms of the Intercreditor Agreement, the Trustee has agreed to accept the pledge and assignment and the grant of a security interest under this Agreement as security for the Note Obligations.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and in order to induce potential purchasers to purchase the

Notes, each Grantor agrees with the Trustee, for the benefit of itself, the Trustee and each Holder as follows:

SECTION 1. <u>Definitions</u>. Unless otherwise defined herein or the context otherwise requires, terms used in this Agreement, including its preamble and recitals, have the meanings provided (or incorporated by reference) in the Security Agreement.

SECTION 2. <u>Grant of Security Interest</u>. For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, to secure all of its Note Obligations, each Grantor hereby mortgages, pledges and hypothecates to the Trustee, and grants to the Trustee a security interest in, for its benefit and the benefit of each Holder, all of the following property (the "<u>Trademark Collateral</u>"), whether now owned or hereafter existing or acquired by it:

(a) (i) all of its trademarks, trade names, corporate names, company names, business names, fictitious business names, trade styles, service marks, certification marks, collective marks, logos and other source or business identifiers, prints and labels on which any of the foregoing have appeared or appear, designs and general intangibles of a like nature covered in <u>clause (c)</u> below, now existing or hereafter adopted or acquired in the United States, including those referred to in <u>Item A</u> of <u>Schedule I</u> attached hereto, whether currently in use or not, all registrations and recordings thereof and all applications in connection therewith, whether pending or in preparation for filing, including registrations, recordings and applications in the United States Patent and Trademark Office or in any office or agency of the United States of America or any State thereof, and all common-law rights relating to the foregoing, and (ii) the right to obtain all reissues, extensions or renewals of the foregoing (collectively referred to as the "<u>Trademark</u>");

(b) all Trademark licenses for the grant by or to such Grantor of any right to use any Trademark, including each Trademark license referred to in <u>Item B</u> of <u>Schedule I</u> attached hereto;

(c) all of the goodwill of the business connected with the use of, and symbolized by the items described in, <u>clause (a)</u> and, to the extent applicable, <u>clause (b)</u>;

(d) the right to sue third parties for past, present and future infringements of any Trademark Collateral described in <u>clause (a)</u> and, to the extent applicable, <u>clause (b)</u>; and

(e) all proceeds of, and rights associated with, the foregoing, including any claim by such Grantor against third parties for past, present or future infringement or dilution of any Trademark, Trademark registration or Trademark license, or for any injury to the goodwill associated with the use of any such Trademark or for breach or enforcement of any Trademark license and all rights corresponding thereto throughout the world.

SECTION 3. <u>Security Agreement</u>. This Agreement has been executed and delivered by each Grantor for the purpose of registering the security interest of the Trustee in the Trademark Collateral with the United States Patent and Trademark Office. The security interest granted hereby has been granted as a supplement to, and not in limitation of, the security interest granted to the Trustee for its benefit and the benefit of each Holder under the Security Agreement. The Security Agreement (and all rights and remedies of the Trustee) shall remain in full force and effect in accordance with its terms.

SECTION 4. Release of Security Interest. The security interests granted hereunder in any Collateral shall automatically be released in the manner, at the times and to the extent specified in the Intercreditor Agreement or as may be permitted by the Indenture. In addition, upon the payment in full of all Note Obligations and the discharge of the Indenture, the security interests granted hereunder shall automatically terminate. Upon any such release or termination, the Trustee will, at the Company's request and sole expense, deliver to the Company, without any representations, warranties or recourse of any kind whatsoever, all Collateral held by the Trustee hereunder in which the security interest granted hereunder is released or terminated, and execute and deliver to the Company such documents as the Company shall reasonably request to evidence such release or termination.

SECTION 5. Acknowledgment. Each Grantor does hereby further acknowledge and affirm that the rights and remedies of the Trustee with respect to the security interest in the Trademark Collateral granted hereby are more fully set forth in the Security Agreement, the terms and provisions of which (including the remedies provided for therein) are incorporated by reference herein as if fully set forth herein.

SECTION 6. Intercreditor Agreement. Notwithstanding anything herein to the contrary, the Lien and security interest granted to the Trustee pursuant to this Agreement and the exercise of any right or remedy by the Trustee hereunder are subject to the provisions of the Intercreditor Agreement.

SECTION 7. Performance by Grantors. Notwithstanding anything to the contrary, no Grantor shall be required to perform any covenant or agreement of this Agreement as to Credit Agreement Priority Lien Collateral to the extent of any Credit Agreement Requirement as to such Credit Agreement Priority Lien Collateral and so long as such Credit Agreement Requirement continues.

SECTION 8. Counterparts. This Agreement may be executed by the parties hereto in several counterparts, each of which shall be deemed to be an original and all of which shall constitute together but one and the same agreement.

SECTION 9. Governing Law. This Agreement, including all matters of construction, validity and performance and matters relating to the creation, validity, perfection, effect of perfection or non-perfection, priority or enforcement of the Lien of, and security interests created by, this Agreement upon the Trademark Collateral shall be governed by the laws of the State of New York, without reference to the rules of conflict of law, except to the extent that pursuant to the mandatory choice of law provisions the perfection, effect of perfection or non-perfection or priority of the Lien and security interests hereunder, or remedies hereunder, in respect of any particular Trademark Collateral are governed by the laws of a jurisdiction other than New York.

SECTION 10. <u>The Trustee</u>. Notwithstanding anything to the contrary contained in this Agreement, in acting under and by virtue of this Agreement, the Trustee shall be entitled to all of the rights, privileges, benefits, and immunities provided to it in the Security Agreement.

[The remainder of page is intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their respective officers thereunto duly authorized as of the day and year first above written.

O'SULLIVAN INDUSTRIES, INC.

By: _____
    Name:
    Title:

O'SULLIVAN INDUSTRIES – VIRGINIA, INC.

By:_____
    Name:
    Title:

O'SULLIVAN FURNITURE FACTORY OUTLET, INC.

By:_____
    Name:
    Title:

THE BANK OF NEW YORK,
as Trustee

By:_____
    Name:
    Title:

SCHEDULE I
to Trademark Security Agreement

Item A. Trademarks

Registered Trademarks

Trademark	Registration No.	Registration Date

Pending Trademark Applications

Trademark	Serial No.	Filing Date

Trademark Applications in Preparation

Trademark	Docket No.	Expected Filing Date	Products/ Services

Item B. Trademark Licenses

Trademark	Licensor	Licensee	Effective Date	Expiration Date

EXHIBIT D
to the Security and Pledge Agreement

COPYRIGHT SECURITY AGREEMENT

This COPYRIGHT SECURITY AGREEMENT (this "Agreement"), dated as of [_______], 2003, is entered into by and among O'Sullivan Industries, Inc., a Delaware corporation ("*O'Sullivan*" or the "*Company*"), O'Sullivan Industries - Virginia, Inc., a Virginia corporation ("*OSV*"), O'Sullivan Furniture Factory Outlet, Inc., a Missouri corporation ("*OSF*" and together with the Company, Holdings, OSV and any other Person that executes a Joinder Agreement, each a "*Grantor*" and collectively, the "*Grantors*") and The Bank of New York, in its capacity of trustee (together with its successors in such capacity, the "*Trustee*").

W I T N E S S E T H :

WHEREAS, the Company has entered into an Indenture, dated as of the date hereof (as amended, supplemented, amended and restated or otherwise modified from time to time, the "Indenture") with The Bank of New York, as Trustee (in such capacity, the "Trustee") pursuant to which it is issuing, as of the date hereof 10.63% Senior Secured Notes due 2008 in the original aggregate principal amount of $100,000,000 (collectively, and together with any additional notes issued under such Indenture, the "Notes");

WHEREAS, in connection with the Indenture, each Grantor and O'Sullivan Industries Holdings, Inc., a Delaware corporation ("*Holdings*"), has executed and delivered the Security and Pledge Agreement dated as of September 29, 2003 (as amended, supplemented, amended and restated or otherwise modified from time to time, the "Security Agreement");

WHEREAS, pursuant to Section 3.02 of the Security Agreement, each Grantor is required to execute and deliver this Agreement and to grant to the Trustee a continuing security interest in all Copyright Collateral (as described below) to secure the Noteholder Claims;

WHEREAS the Grantors, General Electric Capital Corporation, as Agent, (as defined in that certain Credit Agreement, dated September 29, 2003 by and among the Obligors (as defined therein), the lenders signatory thereto from time to time and General Electric Capital Corporation, as agent) and the Trustee have entered into an Intercreditor Agreement dated as of September 29, 2003 (as amended, supplemented, amended and restated or otherwise modified from time to time, the "Intercreditor Agreement"); and

WHEREAS pursuant to the terms of the Indenture and subject to the terms of the Intercreditor Agreement, the Trustee has agreed to accept the pledge and assignment and the grant of a security interest under this Agreement as security for the Note Obligations.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and in order to induce potential purchasers to purchase the

Notes, each Grantor agrees with the Trustee, for the benefit of itself, the Trustee and each Holder as follows:

SECTION 1. Definitions. Unless otherwise defined herein or the context otherwise requires, terms used in this Agreement, including its preamble and recitals, have the meanings provided (or incorporated by reference) in the Security Agreement.

SECTION 2. Grant of Security Interest. For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, to secure all of its Note Obligations, each Grantor hereby mortgages, pledges and hypothecates to the Trustee, and grants to the Trustee a security interest in, for its benefit and the benefit of Holder, all of the following property (the "Copyright Collateral") whether now owned or hereafter existing or acquired by it: all copyrights of such Grantor, whether statutory or common law, registered or unregistered and whether published or unpublished, now or hereafter in force in the United States, including all of such Grantor's right, title and interest in and to all copyrights registered in the United States Copyright Office, including the copyrights referred to in Item A of Schedule I attached hereto, and all applications for registration thereof, whether pending or in preparation, all copyright licenses, including each copyright license referred to in Item B of Schedule I attached hereto, the right to sue for past, present and future infringements of any of the foregoing, all rights corresponding thereto, all extensions and renewals of any thereof and all proceeds of the foregoing, including licenses, royalties, income, payments, claims, damages and proceeds of suit.

SECTION 3. Security Agreement. This Agreement has been executed and delivered by each Grantor for the purpose of registering the security interest of the Trustee in the Copyright Collateral with the United States Copyright Office. The security interest granted hereby has been granted as a supplement to, and not in limitation of, the security interest granted to the Trustee for its benefit and the benefit of each Holder under the Security Agreement. The Security Agreement (and all rights and remedies of the Trustee) shall remain in full force and effect in accordance with its terms.

SECTION 4. Release of Security Interest. The security interests granted hereunder in any Collateral shall automatically be released in the manner, at the times and to the extent specified in the Intercreditor Agreement or as may be permitted by the Indenture. In addition, upon the payment in full of all Note Obligations and the discharge of the Indenture, the security interests granted hereunder shall automatically terminate. Upon any such release or termination, the Trustee will, at the Company's request and sole expense, deliver to the Company, without any representations, warranties or recourse of any kind whatsoever, all Collateral held by the Trustee hereunder in which the security interest granted hereunder is released or terminated, and execute and deliver to the Company such documents as the Company shall reasonably request to evidence such release or termination.

SECTION 5. Acknowledgment. Each Grantor does hereby further acknowledge and affirm that the rights and remedies of the Trustee with respect to the security interest in the Copyright Collateral granted hereby are more fully set forth in the Security Agreement, the terms and provisions of which (including the remedies provided for therein) are incorporated by reference herein as if fully set forth herein.

SECTION 6. <u>Intercreditor Agreement</u>. Notwithstanding anything herein to the contrary, the Lien and security interest granted to the Trustee pursuant to this Agreement and the exercise of any right or remedy by the Trustee hereunder are subject to the provisions of the Intercreditor Agreement.

SECTION 7. <u>Performance by Grantors</u>. Notwithstanding anything to the contrary, no Grantor shall be required to perform any covenant or agreement of this Agreement as to Credit Agreement Priority Lien Collateral to the extent of any Credit Agreement Requirement as to such Credit Agreement Priority Lien Collateral and so long as such Credit Agreement Requirement continues.

SECTION 8. <u>Counterparts</u>. This Agreement may be executed by the parties hereto in several counterparts, each of which shall be deemed to be an original and all of which shall constitute together but one and the same agreement.

SECTION 9. <u>Governing Law</u>. This Agreement, including all matters of construction, validity and performance and matters relating to the creation, validity, perfection, effect of perfection or non-perfection, priority or enforcement of the Lien of, and security interests created by, this Agreement upon the Copyright Collateral shall be governed by the laws of the State of New York, without reference to the rules of conflict of law, except to the extent that pursuant to the mandatory choice of law provisions the perfection, effect of perfection or non-perfection or priority of the Lien and security interests hereunder, or remedies hereunder, in respect of any particular Copyright Collateral are governed by the laws of a jurisdiction other than New York.

SECTION 10. <u>The Trustee</u>. Notwithstanding anything to the contrary contained in this Agreement, in acting under and by virtue of this Agreement, the Trustee shall be entitled to all of the rights, privileges, benefits, and immunities provided to it in the Security Agreement.

[The remainder of page is intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their respective officers thereunto duly authorized as of the day and year first above written.

O'SULLIVAN INDUSTRIES, INC.

By: _____
    Name:
    Title:

O'SULLIVAN INDUSTRIES – VIRGINIA, INC.

By:_____
    Name:
    Title:

O'SULLIVAN FURNITURE FACTORY OUTLET, INC.

By:_____
    Name:
    Title:

THE BANK OF NEW YORK,
as Trustee

By:_____
    Name:
    Title:

SCHEDULE I
to Copyright Security Agreement

Item A. Copyrights/Mask Works

Registered Copyrights/Mask Works

Registration No.	Registration Date	Author(s)	Title

Copyright/Mask Work Registration Applications

Serial No.	Filing Date	Author(s)	Title

Copyright/Mask Work Registration Applications in Preparation

Docket No.	Expected Filing Date	Author(s)	Title

Item B. Copyrights/Mask Works Licenses

Licensor	Licensee	Effective Date	Expiration Date	Subject Matter